GRASIM
ADITYA BIRLA GROUP

03 FEB 10 AM 7:21

82-3322

January 27, 2003

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

03003730

SUPPL

Dear Sir,

Kindly refer to our previous communication in the day informing you that a meeting of the Board of Directors of the Company was held today which considered the unaudited financial results of the Company for the quarter ended 31st December, 2002. A copy of the said results taken on record by the Board has already been sent to you.

At the Board Meeting it has also decided that since Larsen & Toubro Limited (L&T) was contemplating consideration of the existing proposal before it to demerge its Cement business, Grasim should also submit an alternate proposal for L&T Board's consideration which in our view is in better interest of all the stakeholders of L&T and Grasim. Accordingly this is being done.

Grasim recognizes that it does not have any control over L&T and it will be entirely a prerogative of the Board and shareholders of L&T to decide upon the proposal.

As this may be regarded as development required to be informed to the Stock Exchanges by some quarters, as a matter of abundant caution, we have deemed it fit to inform you of the matter.

Thanking you,

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in

GRASIM
ADITYA BIRLA GROUP

03 FEB 10 AM 7:21

January 28, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

Sub.: **Secretarial Audit**

Dear Sir,

We refer to circular no. D&CC/FITTC/CIR – 16/2002 dated 31.12.2002 of the Securities and Exchange Board of India advising for the Secretarial Audit for the purpose of reconciliation of the total admitted capital with both the depositories and the total Issued and Listed Capital of the Company on a quarterly basis with effect from the quarter ended 31.12.2002.

We have accordingly got done the Secretarial Audit for the quarter ended 31.12.2002 from M/s. Jain Anil Kumar & Associates, Chartered Accountants, Nagda. A copy of his report dated 20.01.2003, which has been taken on record by the Board of Directors of the Company in their meeting held on 27.01.2003, is sent herewith for your record and reference.

Please acknowledge.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Encl.: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)

JAIN ANIL KUMAR & ASSOCIATES ☎ 45527

CHARTERED ACCOUNTANTS

OJHA MARKET, NAGDA (JN.)

Ref. No Date______________

AUDIT REPORT

To,

Grasim Industries Limited
Birlagram, Nagda 456331

We have audited, attached Report of **M/s. Grasim Industries Limited**, Birlagram, Nagda 456 331 (M.P.) as on 31.12.2002 and Report that:-

1. We have obtain all the information and explanation which to the best of our knowledge and belief were necessary for the purpose of our Audit

2. the total equity shares held in NSDL and CDSL and in physical form tally with the issued / paid-up capital comprising fully paid-up **91669685 Equity Shares** of Rs. 10 each of the Company,

3. the Register of Members of the Company has been updated as on 31.12.2002,

4. the request for dematerialisation of securities received during the quarter ended 31st December, 2002 have been confirmed within 21 days and state that there were no pending confirmations for more than 21 days from the date of requests, and

5. there has been no change in the equity share capital comprising of 91669685 Equity Shares (due to rights, bonus, preferential issue, IPO, buy back, capital reduction, amalgamation, demerger, Scheme of Arrangement, etc.) during the quarter ended 31st December, 2002 and as such there was no requirement for the Company to obtain an in-principle approval for listing from the concerned stock exchanges.

6. this Audit Report is given by us pursuant to the Circular No.D&CC/FITTC/CIR-16 dated 31st December, 2002 issued the Securities And Exchange Board of India.

JAIN ANIL KUMAR & ASSOCIATES
CHARTERED ACCOUNTANTS

A.K. JAIN
(MEM No. 71838)

Dated : 20.01.2003

ANNEXURE

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

Details of the issued / paid-up Capital as on 31.12.2002

Sr. No.	Details of issued / paid-up Equity Shares	No. of fully paid up Equity Shares of Rs. 10 each
1	**Total number of Issued / Paid-up Equity Shares of Rs. 10 each as on 31.12.02**	**91669685**
2	Balance under CDSL as on 31.12.02	1616783
3	Balance under NSDL as on 31.12.02	70697255
4	Physical Shares as on 31.12.02	19355647
	Total Equity Shares as on 31.12.02	**91669685**